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                                                         Exhibit (a)(2)(lxxiv)

                    [Willamette Industries, Inc. Letterhead]

Faxed 253-924-2685
Mr. Steven R. Rogel
Chairman, President, CEO
Weyerhaeuser Company
33663 Weyerhaeuser Way
Federal Way, WA 98063-9777

Dear Mr. Rogel:

In view of our desire to put an end to the unproductive and costly stalemate for both our companies and our shareholders, we write to offer you a way forward.

We continue to believe Weyerhaeuser's existing offer is woefully inadequate. While the tragic events of September 11 have temporarily impacted financial markets, the fundamental value of Willamette remains unchanged. We have said all along that we would listen to serious offers. We believe that Willamette's current value is in the $60s and we are confident that continued pursuit of our strategic plan will substantially increase Willamette's value over time.

To offer a path forward, if you make a written offer in the high $50s, we will agree to sit down for discussions regarding a possible combination of our two companies. These discussions would also need to include ways to mitigate the impact on our communities and employees.

Based upon your twenty-five years with Willamette and the last three years spent in evaluating the acquisition of this company, you know the value of Willamette and the substantial strategic and financial benefits Weyerhaeuser would derive. We note to support this point, our strong results of operations, the highly accretive nature of the transaction to Weyerhaeuser, and the attached document prepared by Weyerhaeuser showing potential synergies of up to $645 million plus the creation of an additional $1.1 billion (or $10 per share) in shareholder value as estimated by Morgan Stanley. Nevertheless, to facilitate your response, we have authorized Goldman Sachs to be available to respond to reasonable inquiries from your investment bankers.

Let us be clear, this letter is not an invitation to a counter-proposal which does not meet the criteria we have described above.

If Weyerhaeuser is unwilling to pay what this company is worth, we will continue to pursue our strategic plan, which may include a significant business combination, recapitalization or other strategic or financial alternatives.

If we do not receive your written offer by 5:00 P.M. PDT Tuesday, October 16th, we will assume you do not wish to proceed. In that event, we would urge Weyerhaeuser to withdraw its inadequate offer and cease the hostile attack on Willamette.

             Sincerely,

             /s/ William Swindells     /s/ Duane C. McDougall

             William Swindells         Duane C. McDougall
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                  Benefits of the Combination /1/
                   Pre-Tax Annual Benefits      CONFIDENTIAL
                            ($ MM)

                              Base        Aggressive
                              Case           Case
                              ----           ----

S, G & A....................  $ 85MM         $115MM

Harvest and
Land Adjustment.............  $ 36           $100

Export Premium..............  $ 10           $ 20

Containerboard/
Packaging...................  $ 99           $310

Fine Paper..................  $ 51

Purchasing..................  $ 15           $ 30

IT Cost Reduction...........  $ 20           $ 40

Facilities Rationalization..  $ 14           $ 30
                              ----           ----
     Total..................  $330MM         $645MM
     --------------------------------------------

     Morgan Stanley has estimated that in addition to the benefits above, an increase in shareholder value of $1.1B is expected after improvements to West's engineering/capital deployment have been demonstrated.

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/1/  Furnished on September 15, 1998 by Messrs. Rogel and Roseen to Messrs.
Swindells and McDougall.